Exhibit (12)

POTLATCH CORPORATION

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	2006	2005	2004	2003	2002
Earnings (loss) from continuing operations before taxes on income	90,033	47,640	25,297	(12,990)	(67,575)
Add:
Interest expense	29,120	29,045	45,863	48,172	59,882
Rental expense factor [1]	6,158	5,592	5,446	4,582	3,688
Discount and loan expense amortization	578	471	3,075	3,757	2,688
Earnings available for fixed charges	125,889	82,748	79,681	43,521	(1,317)
Fixed charges:
Interest expense	29,120	29,045	45,863	48,172	59,882
Capitalized interest	—	—	383	2,907	300
Rental expense factor [1]	6,158	5,592	5,446	4,582	3,688
Discount and loan expense amortization	578	471	3,075	3,757	2,688
Total fixed charges	35,856	35,108	54,767	59,418	66,558
Ratio of earnings to fixed charges	3.5	2.4	1.5	0.7	0.0

[1]	“Rental expense factor” is the portion of rental expense estimated to be representative of the interest factor within rental expense.

The dollar amount of deficiency in earnings available for fixed charges for a one-to-one ratio for the years 2003 and 2002 are $15,897 and $67,875, respectively.